UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Initial Filing)

HOLIDAY RV SUPERSTORES, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

434902102

(CUSIP Number)

Aaron A. Grunfeld, Esq.

Resch Polster Alpert & Berger LLP

10390 Santa Monica Boulevard, Fourth Floor

Los Angeles, California 90025-6917

Telephone (310) 277-8300

Facsimile (310) 552-3209

(Name, Address and Telephone Number of Person

Authorized to Received Notices and Communications)

September 4, 2001

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Secs. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No. 434902102

1. Name of Reporting Persons

STEVEN ANTEBI

2. Check the Appropriate Box if a Member

of a Group (See Instructions)

(a) [ ]

(b) [ ]

3. SEC Use Only

4. Source of Funds (See Instructions)

PF, OO

5. Check if Disclosure of Legal Proceedings Is

Required Pursuant to Items 2(d) or 2(e) [ ]

6. Citizenship or Place of Organization

United States of America

Number of 7. Sole Voting Power

Shares 801,301

Beneficially 8. Shared Voting Power

Owned By 0

Each 9. Sole Dispositive Power

Reporting 801,301

Person 10. Shared Dispositive Power

With 0

11. Aggregate Amount Beneficially Owned by Each

Reporting Person

801,301

12. Check if the Aggregate Amount in Row (11) Excludes

Certain Shares (see instructions) [ ]

13. Percent of Class Represented by amount in Row (11)

9.1%

14. Type of Reporting Person (See Instructions)

IN

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D, initial filing (the "Schedule" or this "Statement"), relates to the Common Stock, $0.01 par value, of HOLDIDAY RV SUPERSTORES, INC., a Delaware corporation ("RVEE" or the "Company"). The principal executive offices of RVEE are located at 200 East Broward Boulevard, Suite 920, Fort Lauderdale, Florida 33301.

ITEM 2. IDENTITY AND BACKGROUND.

This Statement is filed by Steven Antebi (the "Reporting Person") having a business address at 10550 Fontenelle Way, Los Angeles, California 90077. Mr. Antebi is a business consultant providing strategic advice to a number of companies.

The Reporting Person has not, during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Person is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

This Statement relates to the initial acquisition of Common Stock of the Company by the Reporting Person. On August 1, 2001, Reporting Person and the Company entered into a Consulting Agreement (the "Agreement"), whereby Reporting Person agreed to provide various consulting and other services to the Company. As consideration for entering into the Agreement, Reporting Person was entitled to receive 500,000 shares of Common Stock of the Company on August 1, 2001 (the "Initial Shares"). The Agreement calls for Reporting Person to receive an option to purchase up to an additional 400,000 shares of the Company's Common Stock at an exercise price equal to $3.16 per share, subject to adjustment as described in the Agreement (the "Option Shares"). The Option Shares vest 25,000 on September 1, 2001, and then at the rate of 25,000 shares per month on the 15th day of each calendar month thereafter, until fully vested. The option terminates sixty (60) months from the date of the Agreement. The Initial Shares and the Option Shares are subject to a lock-up agreement with the Company for 365 days from the date of the Agreement.

The above description is qualified in its entirety by reference to the Agreement, filed as Exhibit 10.12 to the Company's Report on Form 10-Q, filed September 14, 2001, which is incorporated herein by reference.

On or about October 4, 2001, Reporting Person received 276,301 shares of the Company's Common Stock from an affiliate of the Company for services rendered to the Company.

ITEM 4. PURPOSE OF TRANSACTION.

This Statement is being filed by the Reporting Person to reflect the initial acquisition of Common Stock beneficially owned by Reporting Person. See Item 3, "Source and Amount of Funds or Other Consideration," above, and Item 6, "Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer," below.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) Mr. Antebi may be deemed to own beneficially an aggregate of 801,301 shares of Common Stock. This includes 25,000 shares which may be acquired subject to vested options as described in Item 3, above).

(b) For information with respect to the power to vote or direct the vote and the power to dispose or to direct the disposition of the Common Stock beneficially owned by the Reporting Person, see Rows 7-10 of the cover page and the responses to Items 4 and 5(a), above.

(c) Transactions in the Common Stock effected during the past 60 days, through October 5, 2001, include:

(i) on August 1, 2001, Reporting Person was entitled to receive 500,000 shares of Common Stock (see Item No. 3, above) as consideration for entering into the Agreement with the Company;

(ii) on or about October 4, 2001, Reporting Person received 276,301 shares of Common Stock from an affiliate of the Company (see Item No. 3, above) as consideration for certain services rendered to the Company; and

(iii) pursuant to the Agreement, on September 1, 2001, 25,000 shares subject to the Option vested.

(d) No person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR

RELATIONSHIPS WITH RESPECT TO SECURITIES OF

THE ISSUER.

On August 1, 2001, the Company and Reporting Person entered into the Agreement (See Item No. 3, above, and Exhibit A, referred to below).

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A - Consulting Agreement between Steven Antebi and Holiday RV Superstores, Inc., dated August 1, 2001 (incorporated herein by reference to Exhibit 10.12 to the Report on Form 10-Q filed by the Company on September 14, 2001).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: October 5, 2001

/s/ Steven Antebi

--------------------------------

Steven Antebi